Neurohacker Collective Wefunder video.mp4 (5m 9s) 4 speakers (Speaker 1, Speaker 2, Speaker 3, Speaker 4)

[0:00:03] Speaker 1: We are creating a world of radically optimized human beings.

[0:00:08] Speaker 2: I've actually spent the better part of the past decade taking a look at big picture questions. Things like, why is the global economy so fragile? How are we going to deal with issues like ecosystem collapse and climate change? As I was working on that set of problems, one of the things I kept coming into was the fact that frankly these problems were bigger than people right now are capable of dealing with. Everybody is just ... Human beings didn't evolve to deal with these kinds of challenges. When I was examining it, I came across Daniel and James and the other people who are the core of the collective and began to see what they were trying to do about increasing human capacity by using a new approach to science.

[0:00:51] Speaker 1: The domains of psychology, neuro biology, technology, and pharmacology are rapidly converging. By synthesizing the best research from across these domains, neuro hacker collective has developed a comprehensive approach for unlocking human potential.

[0:01:10] Speaker 3: We are technology agnostic. We are interested in comprehensibility across the space of every kind of neuro technology and wellness technology that actually works, that's actually effective, safe, and meaningful. Then how to integrate all those. We're interested in transcranial stimulation and bio chemical technologies and microbiotic technologies, et cetera. Specifically how to be able to integrate multiple kinds of tech categories for optimized solutions for people.

[0:01:39] Speaker 4: When we were taking a look at how do we actually deliver on our mission, how do we actually radically upgrade individual human sovereignty, individual human capacity, we had to decide what's the best strategy for doing that. We took a look at what the market wanted, what it needed, what people were talking about. Particularly where we could actually use our approach to deliver something that was 10 times better than anything that was out there. As it turns out, this was in the space of the comprehensive cognitive enhancement neurotropic stack .

[0:02:15] Speaker 2: Our novel approach to cognitive enhancement has garnered incredible success early on, both within the scientific community and amongst our customers. In a short time we've had over 20 thousand customers and we've built out a scalable revenue model, which has allowed us to already bring in over two million dollars with more than a million of that happening in the last quarter alone. We've also expanded our community of influencers to now have over 150 channel partners that whole practitioners and advisors that have joined our team to be able to help bring quality out into the world and support higher quality of living for all people.

[0:02:50] Speaker 4: At this point, the point of this particular fundraising is a relative immature milestone, which is part diversification. Where our intent here is to actually raise capital from a community of people who are very close to our vision and mission to enable us to apply the science and apply the approach and apply what we've learned so far to be able to create more products, many more products ideally to be able to simultaneously more effectively meet our mission and help more people level up. As well as, to obviously dramatically increase the revenue of velocity.

[0:03:24] Speaker 3: As an organization that fundamentally believes in the power of the collective, we're excited to be able to go out to our community to get the funding needed for the next interest of our growth.

[0:03:33] Speaker 4: I'm pretty familiar with the old school way of working with inter capitalists and raising capital. What made me particularly interested about the crowd funding model is the ability to keep very tight alignment between the team, the company culture, the people who we are that came together to do this thing, the customers, the people who are appreciating what it is we're doing, and the investors. If you can keep all of those different forces aligned, then the likelihood you're going to be able to continue to stay in integrity and deliver on your mission is really just dramatically higher. The beauty, of course, is that not only are these people now in alignment, if you're a participator in the We Funder campaign, then you're actually even a partner in what we're doing. You might also become a customer or you might become an evangelist or you might become even a member of the scientific team. That's the idea. In fact, the genesis of what we call the collective was the recognition that this new concept of peer to peer, this new concept of flat groups of people coming together dissolving the concept of authority and recipient, is a core to our fundamental idea of what the future needs to look like. Naturally we're trying to do it in capital raising as well.

[0:04:46] Speaker 3: We invite you to join us as a member of the collective and participate in this We Funder campaign to help us bring this new model of well being out to the world. [0:04:54]





Jason Silva on Neurohacking 101.mp4 (2m 34s) 1 speaker (Speaker 1)

[0:00:00] Speaker 1: Baseline consciousness, our normal operating system, our prism of perception is kinda like wearing cognitive ankle weights, right? It's a way of keeping us grounded and functioning with some kind of normalcy in the world. It's an adaptation. It's a form of repression of our full potential, and we're entering an age where recent advances in psychology, technology, neurobiology, and pharmacology, the four forces of ectasy are allowing us to peel underneath, to glimpse underneath the hood of our brain and mind, to get a sense of what's going on and to be able to perhaps modify and optimize the knobs and levers of perception to disclose new forms of being. This emerging field of advances, of pharmacological interventions in the effervescent flux of sensation and perception that says is all we have and all we are is known as neurohacking. The idea, again, of neurohacking is that we are re-writing the operating system. We are engendering an intervention that is going to transform the nature of subjectivity, the first person perspective. All we have and all we are. The theater of experience within each of us sees the world. There's a marvelous new company called Neurohacker Collective that has formulated a device called Qualia. I call it a device. It's really a set of pills, but really it's software for the mind. I mean, these advances suggest that personality and subjectivity, the technical material of the self, can actually be mediated and brought under conscious control, that we can design better minds, that we can disclose better versions of our self. So, perhaps this kind of intervention, you know, meditation, self inquiry, yoga, and popping the right pill to become the person you want to be is an era of designer minds, and so I think that neurohacking, ultra men as promised, and we should dive head first into this field of inquiry, because the future of the species is at stake. So, that's neurohacking. [0:02:29]





1 Year Follow Up Qualia testimonial with Erica Lee.mp4 (2m 7s) 1 speaker (Speaker 1)

[0:00:01] Speaker 1: Hi, my name is Erica Lee and I'm the CEO of Deepfarm.ai, and it's my one year anniversary with Qualia. Before Qualia I experienced lots of anxiety, lack of concentration. What I lacked was the ability to sustain energy and focus on my body and to consistently and reliably produce results. So, in my company some of things that I'm gonna do is building , speaking, negotiating deals, and lots of different tasks that require me to be a high performer. I first discovered Qualia one year ago when Daniel Schmachtenberger, he's one of the co-founders of Neurohacker. We are friends and he recommended that I try a sample of it. Within two days I started seeing results right away. I'd wake up in the morning refreshed, I could get to email or negotiating call at nine in the morning instead of having to wait until two p.m. When my brain woke up. I also noticed that I was a lot more calm and when I had lots of tasks or ideas in my head, instead of getting overwhelmed I would put them on paper, put something in my project management. It really empowered me to be a better CEO of my company and also just a better individual overall. Since, on a regular basis outside of work I communicate with lots of different individuals and now instead of having super anxious and "arg" type of conversations, I can actually look at people in the eye, have warm and close connections and really listen. So, if you're new to trying supplements, I say give Qualia a try. I know they have a really great money back policy. Money back guarantee policy, so it's at no risk to you. If you're a veteran or supplement user, I say Qualia is a gem in the rocks and you are going to find a lifetime product and solution that over time gets accelerated returns of it's benefits. Increase concentration, increase focus, increase clarity, and increase self-awareness about what's important to you and how you're gonna go do it. [0:01:59]




Charmaine Olivia shares how Qualia helps her with her art.mp4 (1m 45s) 1 speaker (Charmaine O.)

[0:00:03] Charmaine O.: Hi. I'm Charmaine Olivia. I'm an artist. Every painting that I do is that journey of, I don't know what I'm doing, oh wait, it's kind of working out. Okay, I like it. Oh wait, no, I don't know what I'm doing. Like, this roller coaster of life. The main thing I've noticed is that roller coaster has gotten a lot more balanced. It's more like when I would need to do something, I could just do it instead of getting all in my head about it and getting really overwhelmed and confused. Like, not know where to start, and now I feel like I can start things and not get so freaked out by it. I feel like there's so many projects that I've been putting off for years and years that I'm finally doing, like getting my new website up, and having a platform where I can actually share my thoughts and my ideas, and the why behind what I do. That became such a big project in my head that it just seemed not even possible, and then I realized, no, it just takes a little bit of action and just doing it. It was actually really fun, and it wasn't such a huge deal. It inspired me a lot and has completely changed kind of the course of my direction of everything, because now I feel like I have a more solid base of who I am and what I want to offer people on the planet. It's never been just about the art. It's been about art as a way of life, as a way of viewing the world, and I'm really excited to actually feel like I can do it and I'm not so freaked out and overwhelmed by that prospect of it. So, it's been really cool to be like, I can do it. [0:01:37]





Qualia Review - 2 Unusual Reasons This Nootropic is the Future.mp4 (8m 8s) 1 speaker (Speaker 1)

[0:00:00] Speaker 1: What's up Nootropics enthusiasts. My name is Mansal and I'm Nootropedia. Today, we're gonna talk about Qualia, which is, probably the most expensive, but the most unique and comprehensive Nootropic Stack, on the market today. And, I'm going to break it down for you, what are the side effects? What are the benefits and what can you expect to find? Now, if you wait til the end of this video, I'm gonna explain exactly, who, this stack was made for. Okay, guys. Qualia is made by the Neurohacker Collective. As I mentioned, it's a very comprehensive stack, that included 42 separate ingredients, broken up into two parts. There's part one, take it when you're fasted, and part two, which is, taken with some type of meal, with some kind of fat source. Step one. Step two. Now, the great thing about Qualia is, from these 42 ingredients, you have far more benefits than a single dose. There are the ingredients to create chemically induced, long-term potentiation, otherwise known as CILTEP. There is Noopept. There are adaptogenic herbs, and there's a ton of antioxidant support to help prevent neurological decline and aging. Now, some of the ingredients in Qualia, are a little bit hard for people to understand if, they're not into the Nootropic space. Some of these include really powerful cholinergics, like, Centrophenoxine, Alpha-GPC and Citicoline, which together, provide a synergy that helps improve memory, learning, and also, help with concentration with some people. Now, one thing you need to keep in mind is that, this product is supposed to be an all-in-one product. You're supposed to be able to take this and have a wide array of different cognitive enhancements, but there are some problems with that. So, first of all, if you're looking at the most important antioxidant, antiinflammatory, that you can have, it's going to be Omega-3, DHA and EPA. Now, Qualia does a fantastic job with the number of ingredients and what type of ingredients, including Algal DHA, which is, a non-fish form of DHA, which your brain needs. My only complaint is, you need to supplement with more. I frequently use two to three grams of fish oil, daily, and I recommend you do so, as well, if you're going to be using Qualia on your daily stack. Now, as far as price is concerned, it can look a little bit pricey. Obviously, a $140, or $130, per month, for 22 servings, can probably seem like way too much money, that you don't want to spend, but you have to consider it within the context of all these Nootropics. First of all, for what you get, it's about the same price as Alpha BRAIN, and compared with CILTEP, you actually get more benefits, in addition to CILTEP, when you take Qualia, for much cheaper price per serving. So, like I said, you're paying about $6 per serving, to get Qualia, and that's not that much money if you consider the investment that you're using on a daily basis. But, what I did, was went through all the different 42 ingredients, broke them down by price, and tried to figure out how much it would cost, if you wanted to make Qualia, on your own. The reality is, if you want to make Qualia on your own, as a do-it-yourself project, it's gonna cost over $9 per serving. So, you can't even save money, if you buy all the ingredients yourself. Not to mention the fact, that you're probably gonna have to take 20 to 50 different capsules and that's not a recipe for anyone to have fun. So, my experience with Qualia, was relatively positive. Day one, I would say, wasn't so great because, I had a headache, a little bit of stomachache, in the morning. Part two, didn't do much better. One interesting side effect that I had was, I was very focused on monotonous tasks. I wasn't really all that interested in doing really deep work, or creative work. Now, day three went a lot better. I tried these in nonconsecutive days and, the second and third times, that I tried Qualia, were a lot better. The first dosage, in the morning, went well. It kept me focused and attentive much longer than I would have had just with caffeine. I am extremely sensitive to any kind of substance, so, just keep that in mind. Most people don't have these problems, and for me, it wasn't actually that much of a problem. I will trade the stomachaches, and the headaches, in order to have the benefits that I got from taking Qualia. So, the biggest problem with Qualia, in my eyes, is that it's a Nootropic stack, and it tries to do pretty much everything. In my experience, trying to do everything, means doing nothing. However, they have done a very good job of putting these ingredients together and creating a stack that is meant for optimal mental performance, and I think this is, more importantly, the first step in what's to come from the Neurohacker Collective, as a whole. Their team is poised to create some really big changes. Some really unique, individualistic changes in the Nootropics space, and I think Qualia is, probably, a great first place to start. So, who is Qualia for? It seems to me, that Qualia is for high performance individuals. I can conceptualize this being something that's really big in Silicon Valley, between software, big executives, VCs, investors, financial banking people. People who are, maybe, doctors, lawyers. People who are really focused on their work and have a lot of money at stake, if they can improve their cognitive performance. Now, all these people that I mentioned, also have, a relatively high amount of disposable income, so you're probably gonna want a $130 to $140 in order to be able to invest that money, but again, a $6 investment in order to be able to improve your cognitive abilities so well, is probably not that much, if you're a high performance individual. So guys, I would say, if you are a high performance individual and you're trying to improve your mental performance, it's definitely worth a shot. You can find the link below, or it should be right there, and you will have the full outline of my Qualia review. You can, also, use the code that is listed in that article. That's, also, below and you're gonna get 10% off. So, I hope you've enjoyed this. If, you have any questions, any comments about Qualia, go ahead and post them below. Not only will I try and answer them, but I'll try and get answers from Daniel Schmachtenberger, and the Qualia crew, for you. And, it even comes with a user manual. This is the only Nootropic, I've ever seen, that has a user manual. That's pretty intense. [0:08:07]




James Schmachtenberger tells the Neurohacker Collective Founder Story.mp4 (3m
28s) 1 speaker (Speaker 1)

[0:00:01] Speaker 1: When I was 17, I started going to the school that taught alternative medicine, and alternative psychology, and right as I was graduating at about 18 years old, I actually ended up taking over and buying the school. What I was learning there was something that I was deeply passionate about, so I felt really aligned, but shortly after actually buying the school, I realized the kind of immense pressure of what I had just committed to, and the pressure was something that was so intense that it made it to where I didn't have the ability to relax or sleep for about two and a half years. So, by the time I was about 20, 21 years old, I was starting to have a lot of mental fog and cognitive decline. I got diagnosed at that time with stage three adrenal exhaustion, and just all around, was just having a really hard time being able to get motivated, and do the things that were necessary in my role there. I started down a path of trying to just address my own healing and try to bring back the cognitive facilities that I felt that I had lost, and also bring back the sort of psycho emotional sense of well being, and along that path, I got introduced to an ivy therapy, known as neuro transmitter restoration, and I went down to a clinic in Mexico and got this three day long IV drip that was designed to be able to rapidly repair neurotransmitter damage, and balance out brain chemistry. That experience was something that was really remarkable for me. In the course of three days, I went from feeling just utterly exhausted, and having a really hard time being able to find the energy and motivation necessary, and also having a hard time being able to grasp complex concepts, to having all of the lights turned back on. Going to this place where my cognitive capacities felt like they had come back, not just to where they had previously been, but to a level that I had never before experienced, and my sense of happiness increased dramatically. My sense of internal motivation increased, and along with that, something that was I think, had the most profound for me, was that my sense of empathy and my ability to feel the connectedness of life, increased dramatically, and it was through that experience of my own healing and own self journey, that I realized that through the right applications of biochemistry and technology, that it was possible to not only increase the intelligence and the capacity of individuals, but to also increase their empathy, and as a result, their underlying motivations for how they interface with the world. It was that realization, that caused me to want to start Neurohacker, for the purpose of being able to create a large enough population of people that had the right kinds of intelligence, capacities, and motivations to, not just improve their own quality of life, but to actually be able to address the hard problems of the world. [0:03:18]





Daniel discusses the 6 Principles of the NHC approach to wellbeing.mp4 (3m 19s) 1 speaker (Speaker 1)

[0:00:00] Speaker 1: There's this very exciting confluence starting to occur between the emerging spaces of functional medicine and better diagnostic medicine, longevity medicine and life extension, bio hacking and quantified self-technologies, and citizen science, better science in all of the and various fields of bio science, neuroscience and the bio informatics capacities and the systems biology capacities to integrate all of that, to really understand complex human bio psycho system dynamics better. All of these systems having exponential curves and all starting to have a confluence to develop a new, emerging field of human wellbeing optimization. Six principles of Neurohacker Collective scientific and philosophic approach to wellbeing optimization. First principle is that we are focused on wellbeing optimization, rather than a disease model or an illness state. We're focused on how to support more and more human flourishing and increased human capacity and resilience across all the physiologic and physiologic dimensions that are important. Two, we're focused on the whole systems and complex systems approach, rather than a reductive approach where we look at individual pathways in isolation of each other and look for single molecule solutions. We're looking at the relationship between all of the pathways within primary systems like neurotransmitters within the nervous system and between systems, like the relationship between the brain and the gut, and so we can support all of those systems together, whole systems and complex systems. Three, we're focused on increasing the regulatory capacity of the whole system, so increasing system resilience and the robustness of its capacity, rather than just affecting system's state. Rather than try to get a biometric into the right level, we want to understand how the system regulates the biometrics on its own and how we support those regulatory systems so the person becomes lastingly more adaptive and more resilient, independent of ongoing utilization of the technologies that we've developed. Four. Mind-brain interface. We believe that the body affects the mind and that the mind affects the body and that we can create positive virtuous cycles between those who are interested in developing technologies that are physiologic technologies that support cognitive and psychologic wellbeing and psychological and cognitive technologies that support physiologic wellbeing, and specifically synergies between those that create virtuous cycles. Five. We are technology agnostic. We're interested in comprehensivity across the space of every kind of neuro technology and wellness technology that actually works, that's actually effective, safe and meaningful and then how to integrate all those. We're interested in transcranial stimulation, biochemical technologies and microbiomic technologies, etc. and specifically how to be able to integrate multiple kinds of tech categories for optimized solutions for people. Lastly, six. How do we integrate all of that towards progressively more and more personalization, so that we can adapt solutions to individual needs and individual proclivities? Those are some of the foundational kind of approaches of how we work on wellbeing science and optimization. [0:03:15]




Jordan Greenhall discusses the stages of a startup company and where Neurohacker is.mp4 (6m 3s) 1 speaker (Speaker 1)

[0:00:00] Speaker 1: I've actually created a number of different technology companies in my career. My third company, a company called Divex, was created actually right at the very tail end of the dot com bubble. 1999, we weathered the storm and ended up taking it public in 2006. I'm pretty familiar with the old school way of working with venture capitalists and raising capital. What made me particularly interested about the crowd funding model is the ability to keep very tight alignment between the team, the company culture, the people who are that came together to do this thing, the customers, the people who are appreciating what it is we're doing, and the investors. If you can keep all of those different forces aligned, then the likelihood you're going to be able to continue to stay in integrity and deliver on your mission is really just dramatically higher. The beauty of course, is that not only are these people now in alignment if you're a participator in the We Funder campaign, then you're actually even a partner in what we're doing. You might be also become a customer or you might become an evangelist, or you might become even a member of the scientific team. That's the idea. In fact, the genesis of what we call the collective was the recognition that this new concept of peer to peer, this new concept of flat groups of people coming together, dissolving the concept of authority and recipient, is a core to our fundamental idea of what the future needs to look like. Naturally, we're trying to do it in capital raising as well. If you spend any meaningful time in the startup space, here I mean specifically the high technology startup space, then you know that creating a new company is hard. Effectively all startups fail. Something like 90, 95%. They go through different stages in the development. As they go through a particular stage, the likelihood of success goes up meaningfully. For example, neuro hacker back in the middle of last year tested something called product market fit. This is the notion that, hey we've got a really good idea and we think it's valuable. Does anybody else in the world care? Do they care enough to actually pay money for it? Meaningful challenge. To our delight, actually, we were able to establish problem market fit almost immediately. As soon as we started presenting people with the opportunity to buy , they were doing so and subscribing and choosing to stay with it for months and giving us positive feedback that they liked it and they wanted to share it with their friends. That's fantastic. Just a huge milestone and the kind of thing that many companies don't get over that hump on. The next milestone that was very meaningful was that we were able to achieve what's called a scalable revenue model. Meaning that the cost that it took us to build the product and to get customers to come and decide the product, is less than the amount of money that we make. This is because we have positive meeting economics, which means that if we are able to sell enough, have enough customers, then we'll in fact be able to achieve cash flow positive. This is another really major milestone. We crossed the million dollar revenue line. This is actually becoming a reasonably mature product company. In fact, at this point, the point of this particular fundraising is a relatively mature milestone, which is part diversification. Our intent here is to actually raise capital from a community of people who are very close to our vision and mission to enable us to apply the science and apply the approach and apply what we've learned so far to be able to create more products, many more products ideally to be able to simultaneously more effectively meet our mission and help more people level up. As well as to obviously dramatically increase the revenue velocity. This particular fundraising is fundamentally target in the fact that we're now ready to go into new product development. The first product quality has been proven. It's successful. It's growing. We're building revenue against it. We've been for a long time, looking forward to being able to use the fundamental approach to be able to deliver on different kinds of use cases for different kinds of human needs. This both means responding to a lot of the requests of current customers and people who would've been customers if the product had different features. Also, quite different kinds of use cases. The portfolio of things that we can do with just psycho pharmacology is significant. The beauty of our model actually is that we can actually build, test, and go to market with these new kinds of products relatively inexpensively. This capital gave us a chance to get three, four, six different products out to market, which simultaneously allows us too much more effectively realize our mission and to dramatically increase our revue potential. The point and the fawn and the value of crown funding is that you're not just an arm's length investor. You're not buying some token sitting up in the , nothing of value. You're actually participating in making something that currently isn't real, real. You're changing the world in what you hopefully is something that you think is meaningful. As much as this is a funding event, it's an invitation to participate. Our expectation is that most of the people who participate in this We Funder campaign will either already be customers who appreciate what we're doing, or will choose to become customers, or become evangelists, or become collaborators, or become partners. The idea is that we're actually trying to use this is as a way of participating with and building an entire ecosystem because frankly, what we're trying to do is hard. It's going to require a whole bunch of people working together to make it happen. [0:05:48]